Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-72377, 333-105718, 333-126601, and 333-152756 on Form S-8 of our reports dated February 27, 2009, relating to the financial statements and financial statement schedule of Knight Transportation, Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of the provisions of the Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, in 2007), and the effectiveness of Knight Transportation, Inc. and subsidiaries' internal control over financial reporting, appearing in this Annual Report on Form 10-K of Knight Transportation, Inc. and subsidiaries for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP

February 27, 2009

Phoenix, Arizona

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